October 23, 2008

Mr. Lawrence Williams, Jr.
Chief Executive Officer, President, Chief Financial Officer, Principal Accounting Officer,
Director
Gateway Certifications, Inc
250 West 57th Street
Suite 917
New York, New York, 10107

Re: Gateway Certifications, Inc.
        File No. 333-144228
        Form 10-K for Fiscal Year Ended
        December 31, 2007
        Form 10-Q for the Quarterly Period Ended
        March 31, 2008

Dear Mr. Williams:

        We have completed our review of your Form 10-K and related filings and do not, at this
time, have any further comments.

                                        Sincerely,

                                        Kevin Woody
                                        Accounting Branch Chief